UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ocera Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

89413J102

(CUSIP Number)

Thomas, McNerney & Partners

12527 Central Avenue NE #297

Minneapolis, MN 55434

(612) 465-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Daniel Finkelman

Proskauer Rose, LLP

One International Place

Boston, MA 02110

(617) 526-9755

February 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89413J102	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. Thomas, McNerney & Partners, L.P. (“TMP”) I.R.S. Identification Nos. of above persons (entities only). 41-2019635
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 429,855 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 429,855 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons. TMP Associates, L.P. (“TMPA”) I.R.S. Identification Nos. of above persons (entities only). 71-0919539
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 429,855 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 429,855 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons. Thomas, McNerney & Partners, LLC (“TMP LLC”) I.R.S. Identification Nos. of above persons (entities only). 94-3393928
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 429,855 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 429,855 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 5 of 14 Pages

1.	Names of Reporting Persons. TMP Nominee, LLC (“TMPN”) I.R.S. Identification Nos. of above persons (entities only). 01-0743210
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 429,855 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 429,855 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 6 of 14 Pages

1.	Names of Reporting Persons. Thomas, McNerney & Partners II, L.P. (“TMP II”) I.R.S. Identification Nos. of above persons (entities only). 72-1618589
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 429,855 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 429,855 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 7 of 14 Pages

1.	Names of Reporting Persons. TMP Associates II, L.P. (“TMPA II”) I.R.S. Identification Nos. of above persons (entities only). 20-5878656
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 429,855 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 429,855 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 8 of 14 Pages

1.	Names of Reporting Persons. Thomas, McNerney & Partners II, LLC (“TMP II LLC”) I.R.S. Identification Nos. of above persons (entities only). 72-1618588
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 429,855 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 429,855 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 9 of 14 Pages

1.	Names of Reporting Persons. TMP Nominee II, LLC (“TMPN II”) I.R.S. Identification Nos. of above persons (entities only). 20-5878544
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 429,855 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 429,855 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 10 of 14 Pages

1.	Names of Reporting Persons. James E. Thomas I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Sources of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 429,855 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 429,855 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,855 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 269,536 shares of common stock, par value $0.00001 per share (the “Common Stock”) of Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 1,009 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 9,505 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 109,509 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 407 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 1,145 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii) 37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN. Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas and Peter McNerney are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC and TMP II LLC. The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.
(2)	This percentage is calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

CUSIP No. 89413J102	13D	Page 11 of 14 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed on July 25, 2013 (the “Original 13D,” and, together with Amendment No. 1 filed on February 13, 2015, Amendment No. 2 filed on February 16, 2016, Amendment No. 3 filed on February 2, 2017 and this Amendment No. 4, the “Schedule 13D”) filed by the Reporting Persons, and relates to common stock $0.00001 par value (the “Common Stock”) of Ocera Therapeutics, Inc., formerly known as Tranzyme, Inc. (the “Issuer”) having its principal executive office at 525 University Avenue, Suite 610, Palo Alto, CA 94301. This Amendment No. 4 is being filed to disclose the change in beneficial ownership of the Issuer’s Common Stock by the Reporting Persons in connection with the disposition of shares by the filer.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Original 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 2.	Identity and Background.

This Amendment No. 4 amends and restates in its entirety Item 2 of the Original 13D as set forth below:

This statement is being filed by:

Thomas, McNerney & Partners, L.P. (“TMP”), TMP Associates, L.P. (“TMPA”), TMP Nominee, LLC (“TMPN”), Thomas, McNerney & Partners, LLC (“TMP LLC”), Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas, McNerney & Partners II, LLC (“TMP II LLC”) and James E. Thomas.

TMP LLC, the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA. In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. James E. Thomas and Peter McNerney are the managers of TMPN and have voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP LLC.

TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. James E. Thomas and Peter McNerney are the managers of TMPN II and have voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. James E. Thomas is the sole manager of TMP II LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office and principal business address of the Reporting Persons is 12527 Central Avenue NE #297, Minneapolis, MN 55434.

The principal business of TMP, TMPA, TMPN, TMP II, TMPA II, and TMPN II is to invest in life science and medical technology companies located principally in the United States. The principal business of TMP LLC is to act as the general partner of TMP and TMPA. The principal business of TMP II LLC is to act as the general partner of TMP II and TMPA II. The principal business of James E. Thomas is to manage TMP LLC and TMP II LLC and a number of affiliated partnerships with similar businesses.

CUSIP No. 89413J102	13D	Page 12 of 14 Pages

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TMP, TMPA, TMP II, and TMPA II are each a limited partnership organized under the laws of the State of Delaware. TMPN, TMPN II, TMP LLC and TMP II LLC are each a limited liability company organized under the laws of the State of Delaware. James E. Thomas is a U.S. citizen.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 4 amends and restates in its entirety the final paragraph of clause (a) of Item 5 of the Original 13D as set forth below:

(a)	The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each such Reporting Person’s cover sheet. Such percentage was calculated based on 23,143,938 shares reported to be outstanding, as of October 31, 2016 in the Issuer’s Form 10-Q filed on November 2, 2016.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 89413J102	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 10th day of February, 2017.

/s/ James E. Thomas	February 10, 2017
James E. Thomas
Manager of Thomas, McNerney & Partners, LLC, the general partner of Thomas, McNerney & Partners, L.P.

/s/ James E. Thomas	February 10, 2017
James E. Thomas
Manager of TMP Nominee, LLC

/s/ James E. Thomas	February 10, 2017
James E. Thomas
Manager of Thomas, McNerney & Partners, LLC, the general partner of TMP Associates, L.P.

/s/ James E. Thomas	February 10, 2017
James E. Thomas
Manager of Thomas, McNerney & Partners, LLC

/s/ James E. Thomas	February 10, 2017
James E. Thomas
Manager of Thomas, McNerney & Partners II, LLC, the general partner of Thomas, McNerney & Partners II, L.P.

/s/ James E. Thomas	February 10, 2017
James E. Thomas
Manager of TMP Nominee II, LLC

CUSIP No. 89413J102	13D	Page 14 of 14 Pages

/s/ James E. Thomas	February 10, 2017
James E. Thomas
Manager of Thomas, McNerney & Partners II, LLC, the general partner of TMP Associates II, L.P.

/s/ James E. Thomas	February 10, 2017
James E. Thomas
Manager of Thomas, McNerney & Partners II, LLC

/s/ James E. Thomas	February 10, 2017
James E. Thomas